Exhibit 1
InterOil Corporation 3rd Quarter 2005
Management’s Discussion and Analysis
November 14, 2005

Overview	2
Business Environment	4
Risk Factors	4
Forward-looking statements	4
Non-GAAP Measures	5
Business Plan	6
Results of Operations	7
Upstream – Exploration and Production	7
Midstream – Refining and Marketing	8
Downstream – Wholesale and Retail Distribution	15
Corporate and Consolidation	17
Capital Resources	17
Operating Activities	17
Investing Activities	18
Financing Activities	18
Liquidity	19
Sources of Capital	19
Capital Requirements	21
Contractual Obligations and Commitments	21
Off Balance Sheet Arrangements	22
Share Capital	22
Transactions with Related Parties	22
Financial and Derivative Instruments	23
Foreign Currency Hedge Contracts	24
Commodity Hedge Contracts	24
Critical Accounting Estimates	24
New Accounting Standards	24
Public Securities Filings	24
InterOil Corporation

November 14, 2005
Management’s Discussion and Analysis
The following Management’s Discussion and Analysis (MD&A), dated November 14, 2005, was prepared by the management of InterOil with respect to our financial performance for the periods covered by the related interim financial statements, along with a detailed analysis of our financial position and prospects. The information in this MD&A was approved by our Audit Committee on behalf of our Board of Directors on November 9, 2005 and incorporates all relevant considerations to that date. This MD&A should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2004 and our unaudited interim financial statements and accompanying notes for the three and nine month periods ended September 30, 2005. Our financial statements and the financial information contained in the MD&A have been prepared in accordance with generally accepted accounting principles in Canada and are presented in United States dollars. References to “we,” “us,” “our,” and “InterOil” refer to InterOil Corporation and its subsidiaries.
Overview
Our operations are organized into three major business segments:
•	Exploration and Production, our upstream segment, which includes the exploration for and the possible future production of crude oil and/or natural gas in Papua New Guinea;

•	Refining and Marketing, our midstream segment, which includes the refining of crude oil and the marketing of refined products both domestically in Papua New Guinea and for export; and

•	Wholesale and Retail Distribution, our downstream segment, which includes wholesale and retail distribution of refined products in Papua New Guinea.
Summary of Quarterly Results
The following table summarizes financial information for the third quarter of 2005 and the preceding seven quarters:

Quarters ended
($ thousands, except per	2005			2004				2003
share data)	30-Sep	30-Jun	31-Mar(1)	31-Dec	30-Sep(2)	30-Jun(3)	31-Mar	31-Dec
Sales and operating revenues	124,481	125,275	103,584	22,151	36,226	12,691	156	204
Upstream	—	—	—	—	—	—	—	—
Midstream	115,203	114,734	97,996	—	26,310	—	—	—
Downstream	27,470	30,062	23,588	39,811	10,134	12,954	—	—
Corporate & Consolidated	(18,192)	(19,521)	(18,000)	(17,660)	(218)	(264)	156	204
Gross margin(loss) per segment	11,931	1,456	2,586	4,675	1,369	2,321	—	—
Upstream	—	—	—	—	—	—	—	—
Midstream	8,340	(2,224)	1,018	—	(1,375)	—	—	—
Downstream	3,591	3,680	1,568	4,675	2,744	2,321	—	—
Corporate & Consolidated	—	—	—	—	—	—	—	—
Earnings before Interest, taxes, depreciation and amortization (4)	11,634	(13,812)	(4,769)	(40,235)	(3,534)	(1,856)	(1,597)	(1,374)
Upstream	6,105	(9,770)	(603)	(37,394)	(360)	(1,883)	(482)	(476)
Midstream	6,001	(6,778)	(3,461)	(2,684)	(1,538)	(205)	(82)	(569)
Downstream	2,527	2,448	629	3,440	1,734	1,451	(32)	(18)
Corporate & Consolidated	(2,999)	288	(1,334)	(3,597)	(3,370)	(1,219)	(1,001)	(311)

InterOil Corporation

Quarters ended
($ thousands, except per	2005			2004				2003
share data)	30-Sep	30-Jun	31-Mar(1)	31-Dec	30-Sep(2)	30-Jun(3)	31-Mar	31-Dec
Net income (loss) per segment	5,251	(19,972)	(10,354)	(43,855)	(4,917)	(2,522)	(1,645)	(1,489)
Upstream	5,890	(9,774)	(608)	(37,404)	(362)	(1,879)	(492)	(479)
Midstream	1,017	(12,155)	(8,443)	(3,840)	(1,400)	(334)	(91)	(571)
Downstream	1,465	1,857	255	1,996	761	938	(32)	(18)
Corporate & Consolidated	(3,121)	100	(1,558)	(4,607)	(3,916)	(1,247)	(1,030)	(421)
Income (loss) per share
Per share — Basic	0.18	(0.69)	(0.36)	(1.73)	(0.19)	(0.10)	(0.07)	(0.07)
Per share — Diluted	0.18	(0.69)	(0.36)	(1.73)	(0.19)	(0.10)	(0.07)	(0.07)

Notes

(1)	Practical completion of our refinery occurred in the first quarter of 2005. For quarterly comparative purposes as well as for the nine months ended September 2005 and the nine months ended September 2004, this should be taken into account when analyzing the respective financial statements. Refining operations on a progressive start-up basis commenced in the first quarter of 2005.

(2)	It was identified in the fourth quarter 2004 that the statement of operations for the quarter ending September 30, 2004 included sales and cost of sales of our refined products sold by our downstream business segment during the commissioning of our refinery and this activity was adjusted to plant and equipment in the fourth quarter 2004. For comparative purposes, the September 30, 2004 amounts in the table include subsequent period adjustments of revenue ($11,336,839) and cost of sales ($9,397,373). The net impact of these adjustments has increased the net loss by $1,939,466.

(3)	The purchase of our downstream business was finalized on April 30, 2004. For quarterly comparative purposes as well as for the nine months ended September 2005 and the nine months ended September 2004,,this should be taken into account when analyzing the respective financial statements.

(4)	Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income (loss) plus total interest expense (excluding amortization of debt issuance costs), amortization of debt issuance costs, income tax expense, depreciation and amortization expense. For a reconciliation of net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure, see “Business Environment—Non-GAAP Measures.”
Our consolidated net income for the quarter ended September 30, 2005 was $5.3 million compared to a loss of $4.9 million for the same period in 2004, and a loss of $20.0 million during the second quarter of 2005. EBITDA was $11.6 million for the third quarter of 2005, a $25.4 million increase over the loss of $13.8 million during the second quarter 2005.
For our midstream segment, gross margins increased by $10.5 million (a 475% increase) to $8.3 million for the third quarter of 2005 compared to a loss of $2.2 million during the second quarter of 2005. EBITDA for our midstream segment was $6.0 million, as compared to a $6.7 million loss during the second quarter of 2005.
In the third quarter of 2005, our midstream segment generated its first quarterly operating profit since the refinery start-up. The third quarter of 2005 was also the first quarter of full refinery operations without any significant crude supply or product off-take disruptions. Third quarter refinery operations were affected by the high cost of crude feedstock which also resulted in higher crude feedstock financing fees. During the third quarter, we processed four new crude or crude blends that we had not previously processed in our refinery. The use of new crude feedstocks combined with improved refining efficiencies has resulted in increased production of diesel and jet fuel (kerosene) per barrel of crude feedstock. In addition to improving our yield of diesel and jet fuel, the new crude feedstocks and improved refining efficiencies also contributed to a 33% reduction in low sulphur waxy residue production in the third quarter of 2005 when compared with the second quarter of 2005. During the fourth quarter, we intend to continue our initiatives to optimize our crude feedstock and improve the efficiency of our refinery. The bulk of our testing of alternative crude feedstocks is expected to be completed by year end. We believe that these efforts to optimize crude feedstocks will have a positive financial impact on our midstream business earnings in the upcoming quarters. Additional refinery optimization initiatives include the sourcing of new generators capable of running on, and the conversion of the heaters and boilers to be fueled by, less profitable refinery products, primarily low sulphur waxy residue. We currently plan to install the new generators and convert the boilers
InterOil Corporation

and heaters during the first two quarters of 2006. We believe that these ongoing initiatives will improve the efficiency of our refinery and the profitability of our midstream segment.
Net income from our downstream business increased 92.5% to $1.5 million in the quarter ended September 30, 2005 compared to a net income of $0.8 million for the same period in 2004.
Our upstream activities continued throughout the quarter with the spudding of the Triceratops-1 exploration well. The upstream business segment reported net income for the third quarter of 2005 in the amount of $5.9 million compared to a loss of $0.4 million for the same period in 2004. The profit recognized by our upstream business segment in the third quarter was due to an adjustment for items that were expensed during the first and second quarters of 2005. Following a review of the accounting treatment for our $125 million Indirect Participation Interest Agreement, we determined that the expenses for drilling costs relating to the eight well drilling program associated with the Indirect Participation Interest Agreement should be expensed against the indirect participation interest liability.
Business Environment
Risk Factors
Our financial results are significantly influenced by the business environment in which we operate. A summary of the various risks can be found under the heading “Risk Factors” in our 2004 Annual Information Form dated March 31, 2005 available at www.sedar.com. We do not believe that our business risks have materially changed since the date of our 2004 Annual Information Form.
Forward-looking statements
This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for expanding our business segments, business strategy, plans and objectives for future operations, future capital and other expenditures, and those statements preceded by, followed by or that otherwise include the words “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates” or similar expressions or variations on such expressions. Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause our actual results to differ materially from any results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to:
•	our lack of a substantial operating history;

•	the ability of our refinery to operate at full capacity and to operate profitability;

•	our ability to market refinery output;

•	uncertainty involving the geology of oil and gas deposits and reserve estimates;

•	the results of our exploration program and our ability to transport crude oil and natural gas to markets;

•	delays and changes in plans with respect to exploration or development projects or capital expenditures;

•	political, legal and economic risks related to Papua New Guinea;

•	our dependence on exclusive relationships with our supplier and customers;

•	our ability to obtain necessary licenses, permits and other approvals;

•	the impact of competition;

•	the enforceability of your legal rights;

•	the volatility of prices for crude oil and the volatility of the difference between our purchase price of oil feedstocks and the sales price of our refined products;
InterOil Corporation

•	adverse weather, explosions, fires, natural disasters and other operating risks and hazards, some of which may not be insured;

•	the uncertainty of our ability to attract capital;

•	covenants in our financing and other agreements that may limit our ability to engage in business activities, raise additional financing or respond to changes in markets or competition; and

•	the risks described under the heading “Risk Factors” in our 2004 Annual Information Form dated March 31, 2005.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our 2004 Annual Information Form dated March 31, 2005 and elsewhere in this MD&A. Except as may be required by applicable law, we undertake no obligation to publicly update or advise of any change in any forward-looking statement, whether as a result of new information, future events or otherwise. In making these statements, we disclaim any obligation to address or update each factor in future filings with Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission or communications regarding our business or results, and we do not undertake to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. In addition, any of the matters discussed above may have affected our past results and may affect future results, so that our actual results may differ materially from those expressed in this MD&A and in prior or subsequent communications.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.
We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
Non-GAAP Measures
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income (loss) plus total interest expense (excluding amortization of debt issuance costs), amortization of debt issuance costs, income tax expense, depreciation and amortization expense. We believe that EBITDA provide shareholders with useful information with which to analyze and compare our operating performance and our ability to service debt with other companies in our industry. We believe that EBITDA is a relevant measure of our financial results because it is indicative of the relative strength of our cash flow. EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results and our liquidity. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such.
InterOil Corporation

The following table reconciles net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure:

Quarters ended
($ thousands, except per	2005			2004				2003
share data)	30-Sep	30-Jun	31-Mar(2)	31-Dec	30-Sep(1)	30-Jun(3)	31-Mar	31-Dec
Net income (loss) per segment	5,251	(19,972)	(10,354)	(43,855)	(4,917)	(2,522)	(1,645)	(1,489)
Upstream	5,890	(9,774)	(608)	(37,404)	(362)	(1,879)	(492)	(479)
Midstream	1,017	(12,155)	(8,443)	(3,840)	(1,400)	(334)	(91)	(571)
Downstream	1,465	1,857	255	1,996	761	938	(32)	(18)
Corporate & Consolidated	(3,121)	100	(1,558)	(4,607)	(3,916)	(1,247)	(1,030)	(421)
Add:
Interest Expense	2,454	2,997	2,547	2,605	573	23	2	93
Upstream	2	2	2	5	—	—	—	—
Midstream	2,320	2,736	2,351	844	—	—	—	—
Downstream	42	140	—	423	31	1	—	—
Corporate & Consolidated	90	119	194	1,333	542	22	2	93
Income Taxes	984	635	172	757	622	496	—	3
Upstream	—	—	—	—	—	—	—	—
Midstream	—	—	—	—	—	—	—	—
Downstream	965	571	159	1,124	625	502	—	—
Corporate & Consolidated	19	64	13	(367)	(3)	(6)	—	3
Depreciation & Amortization	2,945	2,528	2,866	258	188	147	46	19
Upstream	213	2	3	5	2	(4)	10	3
Midstream	2,664	2,641	2,631	312	(138)	129	9	2
Downstream	55	(120)	215	(103)	317	10	—	—
Corporate & Consolidated	13	5	17	44	7	12	27	14
Earnings before Interest, taxes, depreciation and amortization	11,634	(13,812)	(4,769)	(40,235)	(3,534)	(1,856)	(1,597)	(1,374)
Upstream	6,105	(9,770)	(603)	(37,394)	(360)	(1,883)	(482)	(476)
Midstream	6,001	(6,778)	(3,461)	(2,684)	(1,538)	(205)	(82)	(569)
Downstream	2,527	2,448	629	3,440	1,734	1,451	(32)	(18)
Corporate & Consolidated	(2,999)	288	(1,334)	(3,597)	(3,370)	(1,219)	(1,001)	(311)
Business Plan
Our goal is the development of a vertically-integrated energy company whose focus is Papua New Guinea and the surrounding region. Our strategy is to pursue oil and gas exploration in Papua New Guinea, efficiently operate our oil refinery and expand the market for our refined products, and expand our wholesale and retail distribution network for refined petroleum products in Papua New Guinea.
InterOil Corporation

Results of Operations
Upstream – Exploration and Production
Quarter and nine months ended September 30, 2005 compared with same periods in 2004.
Our net income from the upstream segment for the third quarter of 2005 was $5.9 million compared to a loss of $0.4 million for the same period in 2004. For the nine months ended September 30, 2005 our upstream segment recognized a loss of $4.5 million compared with a loss of $2.7 million for the same period in 2004.
The following table shows the results for our upstream segment for the quarter and nine months ended September 30, 2005 and 2004:

	Three months ended		Nine months ended
Upstream – Operating results	September 30		September 30
($ thousands)	2005	2004	2005	2004
External sales	—	—	—	—
Inter-segment revenue	—	—	—	—
Total segment revenue	0	0	0	0
Cost of sales and operating expenses	—	—	—	—
Office and administration and other expenses	2,371	350	3,566	1,223
Geological and geophysical expenses	(2,722)	10	306	16
Depreciation and amortization	213	2	218	8
Exploration impairment	(5,754)	—	397	1,486
Interest expense	2	—	6	—
Gain (loss) from ordinary activities before income taxes	5,890	(362)	(4,493)	(2,733)
Income tax expenses	—	—	—	—
Total net income (loss)	5,890	(362)	(4,493)	(2,733)
Revenues
As of September 30, 2005, we have not discovered any oil and gas reserves that are deemed to be proved, probable or possible and, therefore, we have not generated any operational revenues from the upstream business segment.
Expenses
In the third quarter of 2005, we made an adjustment to reverse items that were expensed during the first and second quarters of 2005, resulting in expenses of ($5.9) million from our upstream segment for the third quarter of 2005. We had expenses of $0.4 million for the same period in 2004. As reported last quarter, we were awaiting an opinion from our accounting advisors as to the correct accounting treatment for exploration expenses associated with our $125 million Indirect Participation Interest Agreement. The correct accounting treatment to comply with Canadian generally accepted accounting principles, which has been confirmed by our auditors, has now been determined. Prior to September 30, 2005, all exploration costs agreed to under the Indirect Participation Interest Agreement had been expensed in our consolidated statement of operations. In the current quarter ended September 30, 2005, all of these prior expenses have been credited to our consolidated statements of operations and have been charged against the indirect participation interest liability to show the portion of the amount which has been expended on the agreed drilling and exploration activity relating to the eight well drilling program associated with the Indirect Participation Interest Agreement. This treatment in the third quarter resulted in a credit of $2.7 million of geological & geophysical expenses and $5.8 million of dry hole costs (exploration impairment). The crediting of $8.5 million in prior expenses offset expenses of $2.6 million incurred during the third quarter of 2005. The $2.6 million in expenses during the third quarter of 2005 consisted of approximately $2.0 million of
InterOil Corporation

amortization of financing costs paid for the indirect participation interest financing and approximately $0.6 million in costs related to the testing of the Black Bass-1 well. Approximately $6.1 million in fees paid in connection with the Indirect Participation Interest Agreement will be amortized over the life of that agreement. We currently expect to complete all of our obligations under the Indirect Participation Interest Agreement by December 2006. The $1.6 million balance of the fees paid in connection with the Indirect Participation Interest Agreement has been allocated against equity.
Expenses increased to $4.6 million for the nine months ended September 30, 2005 from $2.7 million during the same period in 2004 as a result of $2.0 million being expensed that is attributable to the amortization of the financing costs paid for the indirect participation interest financing.
Midstream – Refining and Marketing
Quarter and nine months ended September 30, 2005 compared with same periods in 2004.
Our net income from the midstream segment for the third quarter of 2005 was $1.0 million, compared to the loss of $1.4 million for the same period in 2004 and the loss of $12.2 million for the second quarter of 2005. For the nine months ended September 30, 2005, our midstream segment recognized a loss of $19.6 million compared with a loss of $1.8 million for the same period in 2004.
The following table shows the results for our midstream segment for the quarter and nine months ended September 30, 2005 and 2004:

	Three months ended		Nine months ended
Midstream – Operating results	September 30		September 30
($ thousands)	2005	2004	2005	2004

External sales	96,652	26,310	271,436	26,310
Inter-segment revenue	18,551	—	56,497	—

Total segment revenue	115,203	26,310	327,933	26,310

Cost of sales and operating expenses	106,863	27,685	324,010	27,685

Gross margin	8,340	(1,375)	3,923	(1,375)

Office and administration and other expenses	2,339	163	8,162	450

Earnings before Interest, taxes, depreciation and amortization	6,001	(1,538)	(4,239)	(1,825)

Depreciation and amortization	2,664	(138)	7,936	—
Interest expense	2,320	—	7,406	—

Gain (loss) from ordinary activities before income taxes	1,017	(1,400)	(19,581)	(1,825)

Income tax expenses	—	—	—	—

Total net income (loss)	1,017	(1,400)	(19,581)	(1,825)

Revenues
We generated revenues of $115.2 million during the third quarter of 2005 and revenues of $327.9 million during the nine month period ended September 30, 2005. All of our revenues of $26.3 million during the nine month period ended September 30, 2004 occurred in the third quarter of 2004. The increase in revenues during the three and nine month periods ended September 30, 2005 compared to the same periods in 2004 is primarily related to the fact that we did not begin generating operational income from the sale of refined products until the first quarter of 2005. Revenue during the third quarter of 2004 was generated from a trade out of a crude cargo during the commissioning of the refinery. The third quarter of 2005 was the first quarter of full refinery operations without any significant crude supply or product off-take disruptions. Our third quarter revenues increased by 0.4% when compared with $114.7 million from the second quarter 2005. The increase in revenues from the second quarter of 2005 was primarily driven by higher refined product prices
InterOil Corporation

during the period due to strong crude prices and tightness in refining output, offset by a 5% decline in total volumes sold over the same period.
Domestic sales revenue in Papua New Guinea decreased by 9% during the third quarter of 2005, as compared to the second quarter of 2005. The decrease in revenue was primarily the a result of the timing of product liftings and a small decrease in domestic sales volume in Papua New Guinea during the third quarter of 2005, as compared to the second quarter 2005.
Export sales revenue increased by 22% during the third quarter of 2005, as compared to the second quarter of 2005. The increase in revenue is a result of a significant increase in prices received for the exports during the third quarter as compared to the second quarter 2005. The volume of export sales in the third quarter of 2005 was similar to the export volume sold in the second quarter of 2005.
Revenue – Domestic vs. Export

	Three months ended		Three months ended		Three months ended
	September 30, 2005		June 30, 2005		March 31, 2005
	($ thousands)%		($ thousands)%		($ thousands)%

Total domestic (1)	72,589	63%	79,731	69%	51,469	53%
Total export	42,614	37%	35,002	31%	46,528	47%

Total sales	115,203	100%	114,733	100%	97,997	100%

Notes

(1)	The timing of combined domestic product liftings from the refinery may distort operational results and affect comparisons with future quarters. Combined product liftings are an industry initiative employed by wholesale fuel distributors in Papua New Guinea whereby they jointly utilize a single vessel to support their combined purchases from our refinery.
Cost of Sales and Operating Expenses
Costs of sales and operating expenses were $106.9 million during the third quarter of 2005 and $324.0 million during the nine month period ended September 30, 2005. All of our costs of sales and operating expenses of $27.7 million incurred during the nine month period ended September 30, 2004 occurred in the third quarter of 2004. Cost of sales and operating expenses includes the cost of crude, fuel and direct operating expenses attributable to production. The increase in costs of sales and operating expenses during the three and nine month periods ended September 30, 2005 compared to the same periods in 2004 is primarily related to the fact that we did not begin generating operational income from the sale of refined products until the first quarter of 2005. Costs of sales and operating expenses during the third quarter of 2004 were related to the crude cargo trade out during the commissioning of the refinery. In the third quarter 2005, the cost of sales and operating expenses were $107.0 million, as compared with $116.9 million in the second quarter of 2005, which resulted in a decrease of 8.5%. This reduction is primarily as a result of a 5% decrease in volumes sold. The decrease in volumes sold was primarily due to the use of more optimal crude which produces a greater percentage of higher margin products per barrel of crude feedstock used. Lower value products are produced and sold as byproducts of producing higher margin products. By producing a greater percentage of higher value products per barrel of crude feedstock, we are able to use less crude feedstock to meet Papua New Guinea’s domestic demand. Additionally the average crude feedstock cost of sale per barrel was lower in the third quarter of 2005 compared to second quarter of 2005.
Office and Administration and Other Expenses
Office and administration expenses were $2.3 million during the third quarter of 2005 and $8.2 million for the nine month period ended September 30, 2005 compared to $0.2 million and $0.5 million during the corresponding three and nine month periods in the prior year. The increase is primarily due to the refinery commencing full operations in 2005. Office and administration expenses decreased from $4.5 million in the second quarter of 2005 to $2.3 million in the quarter ended September 30, 2005. This decrease was mainly due to the reduction in foreign exchange losses from $1.6 million in the second quarter to $0.2 million in the third quarter. The general strengthening of the Kina currency, which is the functional currency of the refinery operations in Papua New Guinea, has contributed to the reduction in the foreign exchange losses.
InterOil Corporation

Crude Prices
The price of Tapis crude oil, as quoted by the Asian Petroleum Price Index (APPI), is a benchmark for setting crude prices within the region where we operate and is used by us when we purchase crude feedstock for our refinery. The price of APPI Tapis has generally increased significantly through the nine month period ended September 30, 2005. APPI Tapis opened at $38.18 per barrel on January 1, 2005, peaked at $70.64 per barrel on September 22, 2005 and closed at $69.63 per barrel on September 29, 2005. The average APPI Tapis price was $50.30 per barrel for the first quarter 2005, $54.27 per barrel for the second quarter of 2005 and $64.65 per barrel for the third quarter of 2005. The following chart shows the price of Tapis crude for the nine month period ended September 30, 2005, as reported by the APPI which is administered and distributed by Seapac Services Ltd.
     Historical Tapis Crude Prices
Market Pricing
The crack spread of a refined petroleum product refers to the difference between the price of such product and the price of the crude feedstock used to make such products. The recent changes in the relative price of crude to individual refined products has in some cases been further accentuated by supply and refining disruptions in the Gulf of Mexico caused by recent hurricanes.
The benchmark price for our refined products is the mean of the high and low spot price quotations for refined products from Singapore reported by Platts. This benchmark is commonly referred to as the MOPS price for the relevant refined product. The following table is based on information obtained from APPI and Platts Global Alert service and shows the crack spread, or margin, between the benchmark crude for our feedstock, Tapis, and the relevant MOPS refined product benchmark. The actual prices we pay for our crude feedstock and receive for our refined product will differ from, but will be closely related to, the Tapis and MOPS benchmarks.
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     MOPS Refined Product Price Margins vs. Tapis Crude
Unprecedented demand for distillates, which consist of gasoline, diesel and jet fuels, has resulted in increased prices and margins for these products and has driven refineries worldwide to maximize the production of these products. As a result, incrementally more naphtha, fuel oil, and low sulfur waxy residue in the case of hydro-skimming refineries such as ours, is produced. Because there has not been the same increase in demand for naphtha, fuel oil and low sulfur waxy residue as there has been for distillates, the margin for these products has, subject to short-term fluctuations, generally decreased. Since the crack spreads, or margins, for naphtha and low sulfur waxy residue are negative, further downward pressure on these products will partially offset the increased margins expected from production of distillates.
The impact of hurricanes Katrina and Rita in the Gulf of Mexico in August and September 2005 contributed to the increase in distillate crack spreads, particularly gasoline, and also in the price per barrel of crude feedstocks during the third quarter of 2005. The full impact of these price changes has been delayed to the fourth quarter of 2005 in Papua New Guinea due to our domestic pricing basis for refined products. We expect these price movements to improve our revenues on Papua New Guinea domestic sales of distillates during the fourth quarter of 2005. However, these price increases in distillates are expected to be partially offset by higher prices for crude feedstock procured towards the end of the third quarter.
Sales of naphtha and low sulfur waxy residue in August and September of 2005 benefited from increased prices for these products and lower prices paid for the crude feedstock that produced this naphtha and low sulfur waxy residue.
Production Slate, Optimization of Crude Diet & Run Rates
During the third quarter we have had the opportunity to source and process four new crude or crude blends as feedstocks that we had not previously processed in our refinery. This has provided us with valuable operational data to continue the ongoing optimization of our refinery. We believe that crude optimization will be one of the strongest contributors to improved refinery earnings during the next several quarters.
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The amount of distillates produced per barrel of crude feedstock fell slightly in the third quarter of 2005 compared to the second quarter of 2005. This was due to a fall in gasoline production. Our combined diesel and jet fuel yields increased by 4% in the third quarter of 2005 compared to the second quarter 2005. The reduction in gasoline yields was due to a reduction in scheduled reforming activities during the third quarter of 2005. Reforming converts naphtha to reformate which is then blended with remaining naphtha to produce gasoline. During the third quarter of 2005, overall refined product margins have been improved significantly as a result of an approximately 33% reduction from the second quarter 2005 of yields of low sulfur waxy residue, for which we receive a negative margin. We will continue to focus on increasing the yield of gasoline, diesel and jet fuel and reducing the percentage of naphtha and low sulfur waxy residue produced per barrel of crude feedstock. We anticipate that these efforts, combined with the conversion of refinery equipment to use low sulfur waxy residue instead of diesel, will have a significant impact on our earnings potential.
The mix of refined products produced by a refinery is referred to as its production slate. The following chart shows the progressive improvement in the distillate yield due to changes in the crude feedstocks processed since start-up. Our basic objective is to maximize the higher margin distillates at the expense of the relatively lower margin products consisting of naphtha and low sulfur wax residue. Our basic yield target is subject to the prevailing demand for various refined products, available crude feedstocks, projected product margins and logistics at the time of production which will determine the most appropriate yield objectives. As described above, the reduction in distillate yields in the third quarter of 2005 is a result of reduced reforming activities.
     Distillates Production Slate
With the exception of the start up period that was completed during the first quarter of 2005, the amount of crude feedstock processed by our refinery, referred to as the throughput, has decreased over time due to our operational focus on optimizing the crude feedstocks we process in order to maximize the yield of high value products and reduce the production of low value products. The chart below illustrates this decrease in throughput over time. We also intend to develop the regional export markets in order to permit us to increase our product output and maximize the use of our refining assets. Subsequent to the start up period we have been able to produce more distillates per barrel of crude feedstock used as a result of the crude optimization
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efforts discussed above. This has allowed us to meet Papua New Guinea’s domestic demand for distillates by processing fewer barrels of overall feedstock.
     Refinery Throughput
The following chart shows the reduction in the production of low sulfur waxy residue over time. This reduction has been achieved by maximizing the yield of higher margin distillates produced per barrel of crude feedstock. Our operational focus over the next two quarters will be to continue to attempt to increase gasoline sales and to reduce the volume of low sulfur waxy residue produced per barrel of crude feedstock. Increased gasoline sales will result in a proportionally lower volume of naphtha since naphtha is used in the production of gasoline.
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     Naphtha and Low Sulfur Waxy Residue (LSWR) Production
Product Hedging
Hedging activities in the third quarter resulted in a net realized gain of $72,300 and an unrealized loss based on the marked to market on unsettled hedges of $464,500 as of September 30, 2005. New personnel have been hired to manage our risk management policy and procedures, which we believe will strengthen our marketing and risk management team.
During third quarter of 2005, we entered into hedges on the margins, or crack spreads, of gasoil (diesel) and jet fuel. These hedges were made to take advantage of high diesel and jet crack spreads and are intended to help secure margins on a portion of our third and fourth quarter 2005 sales. Going forward, we will continue our hedging objectives to better match the costs of our crude feedstocks to the estimated sale dates of our refined products.
Refinery Targets:
Optimization projects for our refinery consist of the following activities:
•	Revamp work. We are in the process of converting our boilers and heaters to burn low sulfur waxy residue and will be installing a new set of generators also capable of burning low sulfur waxy residue instead of diesel and liquefied petroleum gas, which are currently used. We anticipate that these modifications will result in the refinery’s use of 700 to 1,200 barrels per day of low sulfur waxy residue rather than higher margin diesel. Our past losses on the sale of low sulfur waxy residue have ranged from $1.00 to $36.00 per barrel. Following these modifications, the diesel fuel that was previously used by the refinery for internal purposes will be available for incremental sale. It is currently projected that savings by using low sulfur waxy residue in lieu of diesel and potential increased sales of diesel could increase revenues and net income by $7 million to $20 million per annum depending on prevailing market conditions. The costs of these revamp activities are estimated to be $9.0 million, excluding engineering support expenses of approximately $2.0 million. These revamp activities are expected to be completed over the next six months.
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•	Yield Improvement. The first stage of our yield improvement program commenced in the second quarter of 2005 and began with the sourcing of alternative crude feedstocks into the refinery. We have experienced a noticeable improvement in our yields of diesel and jet fuel with a corresponding decrease in the production of the lower valued low sulfur waxy residue. In the fourth quarter of 2005, we plan to introduce 100% neat low gas crudes as feedstock. We believe that the use of this new crude feedstock combined with the revamp work described above will lead to improved efficiencies and profitability.

•	Volume and Marketing Efforts. The region surrounding Papua New Guinea, and therefore our refinery, offers attractive opportunities. We are actively exploring opportunities to export refined products into this region.
Downstream – Wholesale and Retail Distribution
Quarter and nine months ended September 30, 2005 compared with same periods in 2004.
Our net income (after tax) from the downstream segment for the third quarter of 2005 was $1.5 million, an increase of 92.5% compared to a net income (after tax) of $0.8 million for the same period in 2004. For the nine months ended September 30, 2005, our downstream segment recognized a net income of $3.6 million compared with a net income of $1.7 million for the same period in 2004.
The following table shows the results for our downstream segment for the quarter and nine months ended September 30, 2005 and 2004:

	Three months ended		Nine months ended
Downstream – Operating results	September 30		September 30
($thousands)	2005	2004	2005	2004

External sales	27,156	21,094	80,677	33,680
Inter-segment revenue	314	378	443	746

Total segment revenue	27,470	21,472	81,120	34,426

Cost of sales and operating expenses	23,879	18,728	72,281	29,361
Office and administration and other expenses	1,064	1,010	3,235	1,912
Depreciation and amortization	55	317	150	327
Interest expense	42	31	182	32

Gain from ordinary activities before income taxes	2,430	1,386	5,272	2,794

Income tax expenses	(965)	(625)	(1,695)	(1,127)

Total net income	1,465	761	3,577	1,667

Revenues
Total revenues of the downstream segment were $27.5 million in the third quarter of 2005 compared to $21.5 million for the same period in 2004. The increase in revenues is a result of the average sales price of products sold per liter increasing from $0.49 during the third quarter of 2004 to $0.62 during the third quarter of 2005. The increase in sales price was partially offset by a decrease in the amount of product sold. We sold 47.2 million liters of product in the third quarter of 2005 compared to 52.1 million liters of product in the third quarter of 2004. Total revenues for the nine months ended September 30, 2005 were $81.1 million compared with $34.4 million for the nine months ended September 30, 2004. Revenues for the nine month period ended September 30, 2004 only include sales from April 29, 2004, the date we acquired our downstream business. The increase in sales and operating revenue over the nine month period ended 2005 compared to the same period in 2004 is primarily the result of the additional period of operations during 2005. Our downstream business sold 150.2 million liters of product during the nine month period ended 2005 compared to 103.8 million liters of product from the date of acquisition of this business on April 29, 2004 to September 30, 2004. The average sales price of products sold per liter was $0.57 during the nine months ended September 30, 2005 compared to $0.47 during the comparable period in 2004.
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During the quarter, we have been able to retain major contracts as well as increase our business of supplying spot parcels to new customers.
The following key milestones were achieved by our downstream business segment during the third quarter of 2005:
•	We acquired a barge facility that we intend to use to provide refueling services for small to medium sized vessels.

•	We recorded one million man hours without any lost time due to injury as of September 30, 2005.

•	We commenced construction of a two million liter storage tank which is expected to be completed by the end of the first quarter 2006 to expand our business in Papua New Guinea.
Expenses
The main cost of sales and operating expenses is derived from either purchasing products from our refinery, or importing products not produced at our refinery from other parties, for wholesale distribution in Papua New Guinea. Our refinery supplies 100% of our downstream business’ diesel, gasoline, kerosene/jet fuel requirements. Our downstream business segment will continue to import its fuel oil and lubricant products as these products are not produced by our refinery. Costs of sales and operating expenses were $23.9 million during the third quarter of 2005 compared to $18.7 million during the same period in 2004. The increase in expenses is a result of the average price of products sold per liter increasing from $0.34 during the third quarter of 2004 to $0.48 during the third quarter of 2005. The increase in expenses and operating revenue over the nine month period ended 2005 compared to the same period in 2004 is primarily the result of the additional period of operations during 2005. The average price of products purchased per liter was $0.45 during the nine months ended September 30, 2005 compared to $0.32 during the comparable period in 2004. Corporate and Consolidation Quarter and nine months ended September 30, 2005 compared with same periods in 2004.
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Corporate and Consolidation
Quarter and nine months ended September 30, 2005 compared with same periods in 2004.

	Three months ended		Nine months ended
Corporate and consolidation	September 30		September 30
($ thousands)	2005	2004	2005	2004

External sales – elimination	—	(11,337)	—	(11,337)
Inter-segment revenue elimination (1)	(18,865)	(379)	(56,940)	(747)
Interest revenue	586	101	985	276
Other unallocated revenue	87	58	242	143

Total segment revenue	(18,192)	(11,557)	(55,713)	(11,665)

Cost of sales and operating expenses elimination (1)	(17,805)	(9,778)	(55,860)	(10,054)
Office and administration and other expenses (2)	2,596	1,585	4,427	3,965
Depreciation and amortization	13	7	35	46
Interest expense (3)	90	542	404	565

Loss from ordinary activities before income taxes	(3,086)	(3,913)	(4,719)	(6,187)

Income tax expenses	(19)	(3)	(96)	(10)
Non-controlling interest	(16)	—	237	3

Total net income (loss)	(3,121)	(3,916)	(4,578)	(6,194)

Notes

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Represents the elimination of inter-segment administration service fees.

(3)	Represents the elimination of interest accrued between segments.
Expenses
Our total corporate office and administration and other expenses were $2.6 million and $4.4 million in the quarter and nine month period ended September 30, 2005, respectively, compared to $1.6 million and $4.0 million for the same periods in 2004. The primary reason for the increase in total corporate office and administration expense during these periods is the inclusion in the amount for the current quarter of $1.5 million of non-cash stock compensation expense related to options granted in 2003 through 2005. This amount has been calculated using the Black-Scholes valuation model and have no cash impact.
Capital Resources
Operating Activities
In the third quarter of 2005, cash used in our operating activities was $10.6 million compared with $40.6 million in the same period of 2004. In the third quarter of 2005, we had a consolidated net income of $5.3 million compared to a consolidated operating loss of $5.0 million for the same period in 2004. Other than the activity related to deriving the net income (loss), the primary use of funds in the third quarter 2005 was repayments of the crude feedstock working capital facility by $29.4 million and decreasing the accounts payable balance by $17.6 million. In the third quarter of 2004, the primary use of funds was the purchase of $28.2 million of crude and refined product inventories.
In the nine months ended September 30, 2005, cash used in our operating activities was $45.9 million compared with $59.3 million in the same period of 2004. In the nine month period ended September 30, 2005, we had a consolidated net loss of $25.1 million compared to a consolidated net loss of $9.1 million for the same period in 2004. Other than the activity related to deriving the net income (loss), the majority of the cash in the nine months ended September 30, 2005 was used to purchase $39.0 million of crude and refined
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product inventories and to repay $22.9 million outstanding under the crude feedstock working capital facility. In the nine months ended September 30, 2004, the primary use of funds was the purchase of $50.7 million of crude and refined product inventories.
Investing Activities
In the third quarter of 2005, cash used in our investing activities amounted to $6.4 million compared with an amount of $6.0 million in the same period in 2004. This increase is mainly due to an increase in cash utilized for exploration and drilling activities which has been offset by the refinery construction being completed.
In the nine months ended September 30, 2005, cash used in our investing activities was $19.2 million compared with $7.4 million for the same period in 2004. Our 2005 cash used in investing activities consisted primarily of $7.3 million for oil and gas exploration, $3.0 million for purchases of plant and equipment and $12.3 million for the acquisition of our downstream business. In the nine months ended September 30, 2004, cash used in investing operations consisted primarily of $20.2 million for oil and gas exploration and $16.8 million for the refinery plant and equipment investments. Cash used in investing activities was offset by inflows of cash received from the sale of plant and equipment in the amount of $0.1 million during the nine month period ended September 30, 2005, and $20.4 million from short term investments and a $4.6 million cash balance received upon the acquisition of our downstream business during the same period in 2004.
Financing Activities
Cash used in financing activities in the third quarter of 2005 of $7.6 million relates to an additional drawdown of $0.9 million on the unsecured Clarion Finanz AG term loan facility, expenditures of $9.1 million netted against our indirect participation interest liability related to the eight well program, and $0.6 million in proceeds from the issuance of common shares upon the exercise of options. The additional borrowings from Clarion Finanz AG were made for the refinery revamp initiatives that began in the third quarter 2005. These initiatives include sourcing new generators that, and the conversion of our existing heaters and boilers to, use low sulfur waxy residue instead of diesel fuel in order to improve the profitability of our midstream segment. Cash provided by financing activities was $51.7 million during the third quarter 2004. The amounts received from financing activities in the third quarter of 2004 represent $41.7 million of net funds from the issuance of debentures and net proceeds of $10.8 million from borrowings under our working capital facility. We also repaid unsecured loans in the third quarter of 2004 of $2.1 million and received funds from the exercising of options in the amount of $1.3 million.
In the nine months ended September 30, 2005, cash used in our financing activities was $109.9 million compared with $72.1 million in the same period of 2004. The amounts received from financing activities in the third quarter of 2005 represent $20.9 million from the unsecured Clarion Finanz AG loan facility, $111.3 million received from the indirect participation interest financing and $4.6 million from the issuance of common shares via options and warrants. The amounts received from financing activities in the nine months ended September 30, 2005 were offset by $18.0 million of expenditures on oil and gas properties that have been netted against the indirect participation interest liability, $7.8 million on indirect participation interest financing costs, and $1.1 million on related party repayments to Petroleum Independent and Exploration (PIE) Corporation. The amounts received from financing activities in the third quarter of 2004 represents $2.0 million from the secured loan with the Overseas Private Investment Corporation (OPIC), $3.2 million from the PNG Drilling Ventures Limited indirect participation interest, $45.0 million from the issuance of senior convertible debentures, $0.98 million of related party borrowings from PIE Corporation, net proceeds of $22.7 million from borrowings under our working capital facility and $1.5 million from the issuance of common shares via options and warrants. The amounts received from financing activities in the nine months ended September 30, 2004 were partially offset by $3.3 million of debenture financing costs.
Upstream Capital Expenditures
In the third quarter of 2005, we:
•	Incurred $0.9 million in capital expenditures in connection with the testing of the Black Bass-1 exploration well, of which $0.3 million was funded by indirect participation interest partners in addition to their initial investment. This well did not result in a commercial gas discovery,
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but provided encouragement for further exploration on our Petroleum Prospecting License 236 acreage. Further seismic and drilling will be required before the possible commerciality of this license can be assessed.
•	Incurred $2.1 million in capital expenditures in connection with the completion of the first phase of our 58 mile (98km) 2D seismic program over our Triceratops and Elk prospects in Papua New Guinea.

•	Incurred $1.2 million in capital expenditures in connection with the commencement of phase two of our seismic program consisting of 117 miles (194km) of 2D seismic. This seismic program involves approximately 300 workers operating in six crews that are supported by two helicopters.

•	Incurred $4.9 million in capital expenditures in connection with the spudding on September 26, 2005 of our Triceratops-1 well which will test a gas target identified by seismic.

•	Incurred $1.1 million in capital expenditures in connection with the construction of our exploration office and warehouse facility adjacent to the refinery. We have relocated our Port Moresby staff from rental office accommodations to the new facility. This relocation will improve logistics and control costs.
Our capital expenditures for the fourth quarter of 2005 are estimated to be $15 to $20 million and will consist of:
•	The commissioning and final payment related to the acquisition of our new rig. This rig is currently being assembled and tested for drilling prior to mobilization to the Elk structure located in Petroleum Prospecting License 238, where the Elk-1 well will be drilled.

•	The continued drilling of the Triceratops-1 exploration well.

•	We selected the location for the Elk-1 well, based on study of the seismic data and correlation with airborne gravity data obtained earlier this year. The construction of the Elk-1 rig site is currently underway. This well will be the first to be drilled with our new rig.

•	We are finalizing arrangements to commence a Phase 2 Airborne Gravity program which involves flying a helicopter over 5,985 miles (10,113 kms) of Petroleum Prospecting Licenses 237 and 238 to gather additional gravity data, which will assist in determining the best locations for seismic lines.
Midstream Capital Expenditures
Capital expenditures for the refinery were again minimal in the third quarter of 2005. However, our commitments by us for expenditures of $3.1 million were entered into in relation to the proposed refinery revamp work discussed above. These expenditures are expected to be incurred during the next three quarters. Actual capital expenditures are expected to increase through the fourth quarter of 2005 and the first half of 2006.
Downstream Capital Expenditures
The expenditure of $0.4 million for the third quarter of 2005 involved the purchasing and redecking of a barge facility which will be used to provide refueling services to small to medium vessels adjacent to the refinery. We believe this new barge facility will allow our downstream business segment to expand its business by providing refueling servicing to the regional and local small to medium vessel market.
Liquidity
Sources of Capital
Upstream
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in Papua New Guinea. When we choose
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to test or complete any of these wells, the investors have the right to acquire up to a 25% working interest by paying their share of a budgeted testing amount. If the tested or completed well is a commercial success the investors, by continuing to pay their 25% share of all future development costs, such as seismic, development drilling, production facilities and pipelines, retain their right to earn a 25% working interest in the resulting field and production. In addition, between June 15, 2006 and the later of 90 days after the drilling of the eighth exploration well and December 15, 2006, each investor may elect to convert its interest under the agreement into our common shares. An investor’s interest, or any portion thereof, may be converted into a number of common shares equal to the amount paid by the investor for its interest divided by $37.50. If all of the investors converted their entire indirect participation interest into common shares, we would be obligated to issue 3,333,334 common shares.
In early July 2005, 100% of these investors elected to participate in the testing of the Black Bass-1 well and have since paid us $0.4 million, being their share of the budgeted testing costs. The well testing was completed in July 2005. This well has been plugged and abandoned pending further geological and seismic work in the Black Bass area. An unspent amount of $0.1 million was refunded to investors.
Midstream
In 2004, we obtained a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $100 million. During the second quarter of 2005, the refinery’s working capital facility was renegotiated and extended. The revised facility was finalized on August 12, 2005. The major changes to the working capital facility are as follows:
•	Letter of credit and other fees were reduced;

•	Borrowing limits were increased from $100 million to $150 million;

•	Loan terms for short term advances were increased from 45 days to 60 days;

•	Commodities hedging guarantee limits were increased from $4.5 million to $6.5 million; and

•	Commodities hedging guarantee terms were increased from six months to nine months.
This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 2.5% on the short term advances. During the nine months ended September 30, 2005, the weighted average interest rate was 5.5%. For the year ended December 31, 2004, the weighted average interest rate was 4.4%.
At September 30, 2005, $79.3 million of the total facility remained available for use. On December 31, 2004, $9.5 million of the total facility remained available for use
Downstream
Our downstream working capital and capital programs are funded by cash provided through operating activities.
Corporate
On January 28, 2005, we obtained a $20 million term loan facility from Clarion Finanz AG of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. On July 21, 2005, the facility was increased from $20 million to $25 million. The additional funds are to be used exclusively for the purchase and installation of new generators for burning low sulfur waxy residue and the conversion of the boilers and heaters to burn low sulfur waxy residue. During the third quarter of 2005, we received a further drawdown on this facility of $0.9 million to support this activity. The
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loan has an interest rate equal to 5% per annum, payable quarterly in arrears, and includes a 1% arrangement fee on the face amount. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiration with no penalty. In addition, we have provided to Clarion Finanz AG an irrevocable right to participate in a future equity or debt financing for an amount of up to $40 million.
Capital Requirements
Upstream
We are obligated under our Indirect Participation Interest Agreement to drill eight exploration wells. We believe that the $125 million raised from the investors, as described above under “Liquidity—Upstream,” is sufficient to meet these obligations.
Midstream
We completed construction of our refinery and achieved practical completion on January 31, 2005. We anticipate that we will require additional capital to support our refinery optimization efforts. Amounts necessary will not be determined until the engineering studies are completed. Financing options are being considered for these capital requirements.
Downstream
We are in advanced negotiations with Shell and Papua New Guinea regulatory authorities for the acquisition of Shell’s wholesale distribution assets in Papua New Guinea, which acquisition may close in the first half of 2006, and will be subject to standard conditions to closing, including applicable regulatory approvals.
Contractual Obligations and Commitments
The following table contains information on payments for contracted obligations we have over the next five years and it should be read in conjunction with our financial statements and the notes thereto:

Payment due by period
		Less than 1			More than 5
Contractual obligations	Total	year	1 - 3 years	3 - 5 years	years

Long-term debt obligations	$85,000,000	$9,000,000	$27,000,000	$18,000,000	$31,000,000
Indirect participation interests (1)	$6,885,000	$3,442,500	$3,442,500	nil	nil
Unsecured loan (2)	$20,889,196	$20,889,196	nil	nil	nil
Purchase obligations (3)	$4,250,000	$1,000,000	$2,000,000	$1,250,000	nil
Operating leases	$300,000	$300,000	nil	nil	nil

Total	$117,324,196	$34,631,696	$32,442,500	$19,250,000	$31,000,000

Notes

(1)	The Indirect Participation Interest Agreement terms provide for various conversion options. The amount provided is the maximum amount that can be converted to debt and differs from the amount presented in the June 30, 2005 Consolidated Balance Sheet due to conversion requirements into our fully paid common shares.

(2)	On January 28, 2005, we obtained a $20 million term loan facility from Clarion Finanz AG of which a tranche of $10 million was received on January 31, 2005 and the balance of $10 million was received on February 25, 2005. In July 2005, the term loan facility was increased to $25 million. The loan has an interest rate equal to 5% per annum payable quarterly in arrears, and includes a 1% arrangement fee on the face amount. The term of the loan is fifteen months from the disbursement dates, and is repayable at any time prior to expiration with no penalty.

(3)	Arises from management fees payable under the 5 year refinery facilities and management contract.
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Off Balance Sheet Arrangements
As of September 30, 2005 and 2004 we did not have any off balance sheet arrangements and did not enter into any during the nine month period ended September 30, 2005, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.
Share Capital
Our authorized share capital consists of an unlimited number of common shares with no par value. As of September 30, 2005 we had 29,062,920 common shares outstanding and 34,329,273 common shares on a fully diluted basis.

Share Capital	Number of shares

Balance, January 1, 2002	20,186,870
Shares issued for cash	399,073

Balance, December 31, 2002	20,585,943

Shares issued for cash	3,817,500
Shares issued for debt	31,240
Shares issued on exercise of options	381,278

Balance, December 31, 2003	24,815,961

Shares issued for debt	3,184,828
Shares issued on exercise of options	310,095

Balance, December 31, 2004	28,310,884

Shares issued on exercise of options (Jan-Mar 31, 2005)	162,709
Shares issued on exercise of warrants (Jan-Mar 31 2005)	19,168

Balance, March 31, 2005	28,492,761

Shares issued on exercise of options	465,313

Balance June 30, 2005	28,958,074

Shares issued on exercise of options	52,846
Shares issued for debt	52,000

Balance September 30, 2005	29,062,920

Remaining stock options authorized	1,011,468
Remaining warrants issued	340,247
Remaining conversion options authorized (1)	3,909,638
Other	5,000

Balance September 30, 2005 Diluted (1)	34,329,273

Notes

(1)	In 2003 and 2005, we sold indirect working participation interests in our exploration program. Some of the investors under our indirect participation interest agreements still have the right to convert, under certain circumstances, their interest to our common shares. If 100% of the investors under all of out indirect participation interest agreements choose to convert their interests, we would be required to issue an additional 3,909,638 common shares.
Transactions with Related Parties
We owed $1.1 million as of December 2004 to related parties. These amounts represented monies owed for barges owned by SPI E&P Corporation (SPI), the entity that operates our exploration business segment, to Petroleum Independent and Exploration Corporation (PIE), the entity which acts as a sponsor of our oil refinery project. PIE is controlled by Phil Mulacek, our Chief Executive Officer. During the first quarter of 2005, the $1.1 million balance of the loan from PIE that was outstanding on December 31, 2004 was repaid. As a result, no amounts were owed to this related party as of September 30, 2005. The loan had interest
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charged at a rate of 5.75% per annum on a facility provided by Wells Fargo Bank Inc. We incurred total interest to PIE amounting to $9,376 during the nine months ended September 30, 2005. All of the interest collected by PIE on this loan was used to pay interest incurred under the Wells Fargo facility.
SPI does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a general manager appointed by the shareholders of SPI. The general manager is the U.S. sponsor under the Overseas Private Investment Corporation (OPIC) loan. OPIC is an agency of the U.S. Government. PIE has been appointed as the general manager of SPI and is a co-guarantor of our OPIC debt. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI. Amounts expensed for the sponsor’s (PIE) legal, accounting and reporting costs were $112,500 during the nine months ended September 30, 2005, $150,410 during the year ended December 2004, and $112,500 during the nine months ended September 2004.
The services of certain of our executive officers and senior management of the Company are provided under a management services agreement with Direct Employment Services Corp. (DESC). DESC is a U.S. corporation that is partially owned by Christian Vinson, our Chief Operating Officer. DESC was established for the purposes of providing non-profit management services to us for our U.S. employees. DESC invoices us for its direct costs in providing the services of these employees but does not recognize any income from providing these services to us. DESC was paid $670,039 during the nine months ended September 30, 2005, $708,104 during the year ended December 2004, and $678,943 during the nine months ended September 30, 2004.
Breckland Limited provides technical and advisory services to us on normal commercial terms. Roger Grundy, one of our directors, is also a director of Breckland and he provides consulting services to us as an employee of Breckland. Amounts paid or payable to Breckland were $95,562 during the nine month period ended September 30, 2005, $120,426 during the year ended December 31, 2004, and $127,769 during the nine month period ended September 30, 2004.
Amounts due to directors for directors’ fees totaled $30,500 at September 30, 2005, $61,000 at December 2004, and no amounts were due at September 30, 2004. In addition, accrued and unpaid employee director bonuses from previous periods were $320,000 at September 30, 2005 and December 31, 2004 and no amounts were due at September 30, 2004. These amounts are included in accounts payable and accrued liabilities.
Financial and Derivative Instruments
With the exception of cash, cash equivalents and short term investments, all financial assets are non-interest bearing. Cash and cash equivalents earned average interest rates of 1.35% per annum for the nine month period ended September 30, 2005 and 1.6% per annum for the same period in 2004.
Temporary investments

As at September 30, 2005	2005	2004

Cash deposit on working capital facility (3.41%)	32,434,840	23,296,469

Total	32,434,840	23,296,469

Cash held as a deposit on the working capital facility supports our working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility, subject to fluctuations or variations in inventories and accounts receivables. Cash deposits of approximately $5.1 million support our secured loan with OPIC.
Credit risk is minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency.
InterOil Corporation

The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, short and long term debt and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Foreign Currency Hedge Contracts
We had no outstanding foreign currency forward contracts at September 30, 2005 and 2004.
Commodity Hedge Contracts
We use derivative commodity instruments to manage exposure to price volatility on a portion of our refined product and crude inventories. As of September 30, 2005, we had entered into diesel and crude swap agreements to hedge a portion of our anticipated fourth quarter of 2005 sales of diesel. We had also entered into a swap agreement to hedge a portion of our anticipated January 2006 naphtha sales by selling the raw material component, crude at a fixed price. The unrealized loss on unsettled hedge contracts deemed to be effective as of September 30, 2005 amounted to $0.4 million and is recognized in the financial statements as a deferred hedge loss in comprehensive income. At September 30, 2005, we had a net receivable of $0.3 million relating to hedges. The following table summarizes our hedge contracts by derivative type which were unsettled and not priced out as of September 30, 2005:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	150,000
Diesel crack spread swap	Sell diesel/buy crude	150,000
Critical Accounting Estimates
Certain of our accounting policies require that we make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion about those accounting policies, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2004 available at www.sedar.com.
New Accounting Standards
For a discussion of the new accounting standards to be used by us in 2005, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2004 available at www.sedar.com.
Public Securities Filings
You may access additional information about us, including our Annual Information Form, which is filed with the Canadian Securities Administrators at www.sedar.com and the Form 40-F, which is filed with the U.S. Securities and Exchange Commission at www.sec.gov.
InterOil Corporation